SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                  SCHEDULE 13D
                           ---------------------------

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        Trusted Information Systems, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   897908-10-9
                                 (CUSIP number)

                                Stephen E. Smaha
                          10713 RR 620 North, Suite 512
                               Austin, Texas 78726
                                 (512) 918-3555
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 16, 1997
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule
           13G to report the acquisition which is the subject of this
              Schedule 13D, and is filing this schedule because of
              Rule 13d-1(b)(3) or (4), check the following box: [ ]



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                                       13D
                              CUSIP No. 897908-10-9

1         Name(s) of reporting person(s)                       Stephen E. Smaha
          SS or IRS identification number(s)  of person(s)
          (Optional)

2         Check the appropriate box if a member of a group     (a) [   ]
          (see instructions)                                   (b) [   ]

3         SEC USE ONLY

4         Source of funds (see instructions)                   SC
5         Check if disclosure of legal proceedings is          [   ]
          required pursuant to Item 2(d) or 2(e)

6         Citizenship or place of organization                 United States

          Number of shares beneficially owned by each reporting person with:

7         Sole voting power                                    865,025

8         Shared voting power                                   11,816

9         Sole dispositive power                               865,025

10        Shared dispositive power                              11,816

11        Aggregate amount beneficially owned by each          876,841
          reporting person

12        Check if the aggregate amount in row 11 excludes     [    ]
          certain shares (see instructions)

13        Percent of class represented by amount in row 11     6.4%

14        Type of reporting person                             IN
          (see instructions)


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Item 1.   Security and Issuer.
              This statement relates to the Common Stock of Trusted Information Systems, Inc., a Delaware corporation (the "Issuer"). The Issuer's executive offices are located at 3060 Washington Road, Route 97, Glenwood, Maryland 21738.

Item 2.   Identity and Background.
              (a)   Stephen E. Smaha

              (b)   10713 RR 620 North, Suite 512
                    Austin, Texas  78726

              (c)   Employer:              Haystack Laboratories, Inc.
                                          ("Haystack"), subsidiary of
                                           the Issuer
                    Title:                 Employee
                    Principal Business:    Development of Internet Security
                                           Software
                    Address:               10713 RR 620 North, Suite 512
                                           Austin, Texas  78726

              (d) During the last five years, Stephen E. Smaha has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) During the last five years, Stephen E. Smaha has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

              (f) Stephen E. Smaha is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.
              On October 16, 1997, Stephen E. Smaha received beneficial ownership of 876,841 shares of Issuer Common Stock pursuant to an Agreement and Plan of Merger dated October 3, 1997 (the "Merger Agreement").

Item 4.   Purpose of Transaction.
              Stephen E. Smaha became beneficial owner of 876,841 shares of the Issuer Common Stock pursuant to the Merger Agreement where Trusted Acquisitions, Inc., a wholly-owned subsidiary of the Issuer was merged with and into Haystack (the "Merger").

              At the time of the Merger, Stephen E. Smaha beneficially owned 3,648,250 shares of Haystack Common Stock which were converted into 862,190 shares of Issuer Common Stock.

              At the time of the Merger, Stephen E. Smaha, as custodian for his daughter Rebecca W. Smaha (UGMA), owned 12,000 shares of Haystack Common Stock that were converted into 2,835 shares of Issuer Common Stock.

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              At the time of the Merger,  Jessica  Winslow,  Stephen E.  Smaha's wife, owned 50,000 shares of Haystack Common Stock which were converted into 11,816 shares of Issuer Common Stock.


Item 5.   Interest in Securities of the Issuer.

              (a) In the  aggregate,  Stephen E. Smaha  beneficially  owns
               876,841 shares (6.4%) of Issuer Common Stock.

              (b)  The number of shares Stephen E. Smaha has are as follows:
              (i)    sole power to vote:                      865,025 shares
              (ii)   shared power to vote or to direct
                      the vote:                                11,816 shares
              (iii)  sole power to dispose of:                865,025 shares
              (iv)   shared power to dispose of:               11,816 shares

              (c) On October 16, 1997, pursuant to the Merger Agreement, Stephen
              E. Smaha received the beneficial ownership of 876,841 shares of the Issuer Common Stock in exchange for the stock he owned in Haystack, a non-public company;

              (d) Jessica Winslow has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of 11,816 shares of Issuer Common Stock.

              (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              Not Applicable

Item 7.   Material to be Filed as Exhibits.

              A.      Agreement and Plan of Merger, dated October 3, 1997.



  [The remainder of the page intentionally left blank. Signature page follows.]


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                                   Signatures

After  reasonable   inquiry  and  to  the  best  knowledge  and  belief  of  the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.


Dated:  October 24, 1997


                                           By      /s/ Stephen E. Smaha
                                                       Stephen E. Smaha



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